Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Nine months	Nine months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2010	2009	2008	2010	2009

Earnings: (1)
Net income	$126,263	$107,428	$111,136	$90,330	$71,495
Income taxes	73,495	59,244	67,560	54,817	40,566
Fixed Charges (See below) (2)	82,137	80,107	80,611	61,157	59,127
Total adjusted earnings	$281,895	$246,779	$259,307	$206,304	$171,188
Fixed charges: (2)
Total interest expense	$81,282	$79,203	$79,877	$60,950	$58,871
Interest component of rents	855	904	734	207	256
Total fixed charges	$82,137	$80,107	$80,611	$61,157	$59,127

Ratio of earnings to fixed charges	3.4	3.1	3.2	3.4	2.9

(1)  For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2)  Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.